February 25, 2009	Mary Beth Constantino
(617) 951-7910
marybeth.constantino@ropesgray.com
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Brion Thompson, Esq.

Re:	Fixed Income Shares (Registration Nos. 333-92415 and 811-9721); Responses to Comments on 1940 Act Amendment No. 25 and 1933 Act Post-Effective Amendment No. 21.
Dear Mr. Thompson:
     On behalf of Fixed Income Shares (the “Trust”), we are writing to respond to the Securities and Exchange Commission (the “SEC”) staff’s (the “Staff”) comments made to me by telephone on February 23, 2009 relating to Post-Effective Amendment No. 21 to the Trust’s Registration Statement filed with the SEC on December 29, 2008 under Rule 485(a) of the Securities Act of 1933, as amended (the “Securities Act”). Summaries of the Staff’s comments and the Trust’s responses are set forth below.
Prospectus
1.	Comment: The principal risks of investing in each series of the Trust (each, a “Portfolio”) are listed under “Risk/Return Summary—Principal Risks,” but they are not described within the “Risk/Return Summary”. Please provide within the “Risk/Return Summary” a summary for each principal risk identified.

Response: The Trust believes that its current method of disclosure provides investors with the relevant information in a manner that is user-friendly and in compliance with the requirements of Form N-1A. The principal risks of investing in each Portfolio are listed in the Prospectus under “Risk/Return Summary — Principal Risks” and are described in more detail under “Summary of Principal Risks.” The Trust believes that the current disclosure format adequately describes the risks to shareholders because the terms used in

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the lists (e.g., Liquidity Risk, Management Risk, Leveraging Risk) are themselves descriptive, and the risks are described in greater detail in the section entitled “Summary of Principal Risks,” which begins on the page immediately following the fee and expense table. In addition, a cross reference to this summary encourages readers to refer to the “Summary of Principal Risks” for a description of the risks. We note that the Trust has presented Principal Risk information in this manner since the Trust was organized in 2001. Also, the Trust respectfully submits that adding to the “Principal Risks” sub-section of the “Risk/Return Summary” the more detailed principal risks information already disclosed in the “Summary of Principal Risks” would conflict with Rule 421(b)(4) under the 1933 Act, as it would increase the size of the Prospectus without enhancing the quality of the principal risk disclosure.
Statement of Additional Information
2.	Comment: In accordance with Item 11(f)(2) of Form N-1A, please disclose in the section of the Statement of Additional Information entitled “Disclosure of Portfolio Holdings” any ongoing arrangements to make available confidential non-public information (“Confidential Portfolio Information”) about the Portfolios’ portfolio securities to any person, including the identity of the persons who receive information pursuant to such arrangements, the frequency with which such information is disclosed and the lag time, if any, between the date of the information and the date on which the information is disclosed.

Response: In response to the Staff’s comment, the Trust is updating the section of the Statement of Additional Information entitled “Disclosure of Portfolio Holdings” to include disclosure regarding ongoing arrangements to make Confidential Portfolio Information available to certain service providers. The revised disclosure will be filed in an additional amendment to the Registration Statement to be filed pursuant to Rule 485(b) under the Securities Act, and will include a chart indicating, with respect to each such ongoing arrangement, the name of the entity, the type of service, the frequency with which such information is provided, and the lag time, if any. Other than to certain service providers, the Portfolios do not currently have ongoing arrangements to make Confidential Portfolio Information available to any other parties.
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     As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the

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Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.
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     Please do not hesitate to call me (at 617-951-7910) if you have any questions or require additional information.
Sincerely yours,
Mary Beth Constantino, Esq.

cc:	Thomas Fucillo, Esq. Brian S. Shlissel Lawrence Altadonna Wayne Miao, Esq. David C. Sullivan, Esq. Patricia C. Sandison, Esq.